Exhibit 2.1

PRIVILEGED AND CONFIDENTIAL

TECHNOLOGY TRANSFER AGREEMENT

BETWEEN

VALENTIS, INC.

AND

GENETRONICS BIOMEDICAL CORPORATION

DATED AS OF OCTOBER 16, 2006

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ii

		Page

Section 7.12	Consent to Jurisdiction	16

Section 7.13	Waiver of Jury Trial	16

Section 7.14	Non-waiver	17

Section 7.15	Costs.	17

Section 7.16	Equitable Relief.	17

EXHIBITS

Exhibit A	List of Patents and Tradenames

Exhibit B	Contracts and License Agreements

Exhibit C	Schering AG Sublicense Invoice

iii

This ASSET TRANSFER AGREEMENT (this “Agreement”), dated as of October 16, 2006 (the “Closing Date”), between VALENTIS, INC., a Delaware corporation (acting on behalf of itself and as agent for its Affiliates, “Valentis”), and GENETRONICS, INC., (“Genetronics”) a California corporation and wholly-owned subsidiary of INOVIO BIOMEDICAL CORPORATION.

WHEREAS, Valentis desires to sell, transfer, assign, convey and deliver to Genetronics, and Genetronics desires to purchase and receive from Valentis certain intellectual property including but not limited to patents owned or otherwise in-licensed to Valentis, and license agreements between Valentis and certain third parties wherein Genetronics shall acquire from Valentis all intellectual property rights granted thereunder and shall assume those liabilities expressly stated therein; and

WHEREAS, the Parties each agree to certain capitalized terms used in this Agreement which shall have the meanings assigned to such terms as set forth in Sections 7.02(a), and 7.02(b) of this Agreement;

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants and agreements of the Parties contained in this Agreement, intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I.

SALE AND PURCHASE OF ASSETS

Section 1.01           Purchase and Sale  At the Closing, Valentis (for itself and acting as agent for its Affiliates) shall, on the terms and subject to the conditions of this Agreement, sell, assign, transfer, convey and otherwise deliver to Genetronics, and Genetronics shall purchase from Valentis and its Affiliates, all of the right, title and interest in, the Acquired Assets, as defined in Section 1.02, for the following consideration:  (a) Eight Hundred and Sixty Thousand Dollars ($860,000) U.S., payable in accordance with Section 1.04(c) (the “Purchase Price”), (b) the assumption by Genetronics of the Assumed Liabilities, as defined in Section 1.05.  The purchase and sale of the Acquired Assets and the assumption of the Assumed Liabilities are referred to in this Agreement collectively as the “Acquisition”.

Section 1.02           Transfer of Assets

(a)           The term “Acquired Assets” means all right, title, and interest in, to and under those certain assets set forth below:

(i)            the Intellectual Property as set forth in Exhibit A;

(ii)           the Agreements between Valentis and certain third parties as set forth in Exhibit B (the “Contracts”); and

(iii)          subject only to the terms and conditions of the Agreement, all the rights owned or controlled by Valentis related exclusively to the Intellectual Property and the Contracts, including any and all claims (legal or equitable), counterclaims, credits, causes of action, choses in action, rights of recovery, rights of set off, guarantees, warranties, indemnities and similar rights (whether existing before or after the Closing Date);

(b)           Assignment of the Contracts.

Valentis agrees to complete the assignment of each and every contract listed on Exhibit B to Genetronics by no later than 60 days after the Closing of this agreement and warrants that its assignment of the Contracts to Genetronics expressly includes all rights therein, including without limitation, any right to receive, or obligation to make, payments according to the terms of the individual Contracts, and as the case may be, to receive goods and services and to assert claims and to take other actions with respect to breaches, defaults, and covenants thereunder, provided, that such assignments may require the consent of the other party or parties in privity with Valentis which consent Valentis shall obtain with or without assistance from Genetronics.  If such consent is not obtained or if an attempted assignment would be ineffective or impair Valentis’ or Genetronics’s rights under the applicable Contract, the Valentis and Genetronics shall cooperate to insure that the benefits of any such Contract will inure to Genetronics (including the remittance by Valentis to Genetronics of any revenues paid to Valentis which would be Genetronics’s revenue if the Contract had been assigned) and Valentis further agrees in any event to perform and discharge as necessary under each of the Contracts all of Genetronics’s obligations under such Contract acting in the capacity as a subcontractor to Genetronics.  If any consents are obtained after the Effective Date, the assignment of the applicable Contract will then be effected in accordance with the terms of this Agreement.

(c)           Genetronics acknowledges and agrees that by acquiring the Acquired Assets it is not acquiring any rights, title or interest in, to or under, and the Acquired Assets shall not include, any of the following (the “Excluded Assets”):

(i)            any and all cash and cash equivalents of Valentis or any of its Affiliates, other than the Escrowed Items;

(ii)           any and all other manufacturing equipment and packaging assets owned or leased by Valentis or any of its Affiliates that relate to the Acquired Assets;

(iii)          any and all Valentis Names and any and all logos, variations or derivatives thereof other than those expressly specified in Exhibit A;

(iv)          any and all refunds or credits of Taxes attributable to any Excluded Liability;

(v)           any and all Retained Information;

(vi)          any and all intellectual property or intellectual property rights other than the Intellectual Property and expressly any and all Patents not included in Exhibit A (“Excluded Patents”), except as provided in Section 1.02(3) hereof; and

(vii)         any and all rights, claims and credits of Valentis or any of its Affiliates relating to any Excluded Asset or any Excluded Liability, including any such items arising under insurance policies and all guarantees, warranties, indemnities and similar rights in favor of Valentis or any of its Affiliates relating to any Excluded Asset or any Excluded Liability.

(d)           Genetronics shall acquire the Acquired Assets free and clear of all encumbrances, other than the Assumed Liabilities.

Section 1.03           Termination of November 2001 License Agreement

(a)           Valentis and Genetronics agree as of the Effective Date of this Agreement to terminate in its entirety the November 2001 License Agreement between Valentis and Genetronics having an Effective Date of November 14, 2001.

Section 1.04           Special Releases.

For avoidance of doubt, the termination of the November 2001 Agreement shall include the release from obligation or liability of each of Valentis and Genetronics with respect to obligations or liabilities owed to one another or flowing to one party or another per conditions of any Contract including the following:

(a)           the following special releases related to the November 2001 License Agreement, the Schering AG Sublicense and all current existing and prior financial claims whereby either party has a claim, right, demand against the other party whether or not such claim, right or demand was made by either party (“Released Claims”):

(b)           Genetronics Biomedical Corporation, on behalf of itself and its officers, directors, shareholders, principals, employees, predecessors, successors, agents and assigns, individually and collectively, hereby release and forever discharge Valentis, Inc., its managers, officers, agents, brokers, employees, insurers, attorneys, successors, predecessors, shareholders, directors, subsidiaries and affiliates, separately and collectively, from any and all claims, demands, actions, rights of action, causes of action, obligations, damages and liabilities, including but not limited to common law claims and claims, whether known or unknown, claimed or unclaimed, which pertain in any way to the subject matter of the Released Claims.

(c)           Valentis, Inc., on behalf of itself and its officers, directors, shareholders, principals, employees, predecessors, successors, agents and assigns, individually and collectively, hereby release and forever discharge Genetronics Biomedical Corporation, its managers, officers, agents, brokers, employees, insurers, attorneys, successors, predecessors, shareholders, directors, subsidiaries and affiliates, separately and collectively, from any and all claims, demands, actions, rights of action, causes of action, obligations, damages and liabilities, including but not limited to common law claims and claims, whether known or unknown, claimed or unclaimed, which pertain in any way to the subject matter of the Released Claims.

(d)           Valentis and Genetronics expressly waive all rights under California Civil Code section 1542, which provides:

(i)            A general release does not extend to claims that the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

(ii)         Each Party hereto acknowledges that the meaning and effect of section 1542 was explained to said Party by his/her/its respective counsel prior to execution of this Agreement, and that the ramifications of said waiver were understood by the Party executing the release. Each Party expressly assumes the risk that acts, omissions, matters, causes or things may have occurred which it does not know or does not suspect to exist.  Each Party hereby waives the terms and provisions of any statute, rule or doctrine of common law which either: (i) narrowly construes releases purporting by their terms to release claims in whole or in part based upon, arising from, or related to such acts, omissions, matters, causes or things; or, (ii) which restricts or prohibits the releasing of such claims.

Section 1.05           Assumed Liabilities

(a)           Genetronics shall assume, upon the terms and subject to the conditions of this Agreement and each affected Contract, effective as of the Closing Date, and from and after the Closing Date, Genetronics shall pay, perform, satisfy and discharge when due, each of the following liabilities, obligations and commitments (the “Acquired Liabilities”):

(i)            all liabilities for Taxes arising out of or relating to, directly or indirectly, to the ownership, sale or lease of any of the Acquired Assets, in each case, but only to the extent such liabilities arise out of events occurring, or relate to any period on, including or after, the Closing Date ; and

(ii)           liabilities and obligations with respect to the Acquired Assets, but only to the extent the same arise out of events occurring, or relate to a period on or after, the Closing Date; and

(iii)          liabilities and obligations with respect to the Acquired Assets that arise out of events occurring, or relate to a period prior to the Closing Date, but only to the extent the same are reasonably known to Valentis and have been expressly disclosed in writing by Valentis to Genetronics prior to such Closing Date.  Genetronics acknowledges receipt of written disclosure of the prosecution costs now due and owing related to the Patents.

(b)           Genetronics will diligently perform all Assumed Liabilities.

Section 1.06           Closing; Closing Deliveries

(a)           The consummation of the transactions contemplated by this Agreement (the “Closing”) will take place on the Closing Date

(b)           At the Closing, Valentis shall deliver or cause to be delivered to Genetronics the following:

(i)            the Acquired Assets in such mutually agreeable format as reasonably requested; and

(ii)           Copies of all files and records relating to the Acquired Assets and Assumed Liabilities;.

(iii)          Written instructions to the Valentis Escrow Agent to release all cash and stock that is currently held in conjunction with the November 2001 License Agreement (“Escrowed Items”) as follows: such written instructions should clearly state that all stock currently held in escrow related to the November 2001 License Agreement be returned to Valentis and the cash should be delivered to Genetronics acceptance of which is deemed to have occurred on delivery.

(iv)          Valentis’s acknowledgement of the outstanding debt to Genetronics associated with the sublicensing of GENETRONICS to Schering AG in the amount of THREE HUNDRED TWENTY THOUSAND DOLLARS ($320,000).  At the Closing, Valentis shall issue a credit to Genetronics in the amount of $320,000; and

(v)           the GeneSwitch product Inventory.

(c)           At the Closing, Genetronics shall deliver to Valentis the following:

(i)            cash in the amount of Three Hundred Thousand Dollars  ($300,000), payable by wire transfer of immediately available funds to a bank account designated in writing by Valentis;

(ii)           upon delivery by Valentis of the Acquired Assets, cash in the amount of Sixty Thousand Dollars ($60,000) by wire transfer of immediately available funds to a bank account designated in writing by Valentis;

(iii)          upon release of the Escrowed Items cash in the amount of One Hundred Twenty Thousand Dollars ($120,000) by wire transfer of immediately available funds to a bank account designated in writing by Valentis;

(iv)          upon delivery of any GeneSwitch Inventory, cash in the amount of Sixty Thousand Dollars ($60,000) by wire transfer of immediately available funds to a bank account designated in writing by Valentis;

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF VALENTIS

Valentis represents and warrants to Genetronics as follows:

Section 2.01           Organization  Valentis is duly organized, validly existing and in good standing under the laws of the State of Delaware.

Section 2.02           Authority; Execution and Delivery; Enforceability  Valentis has the requisite corporate power and authority to execute and deliver this Agreement on its own behalf and on behalf of its Affiliates, and to perform all of its and its Affiliates’ respective obligations hereunder.  The execution and delivery of this Agreement and the performance by Valentis of its and its Affiliates’ respective obligations hereunder have been authorized by all requisite corporate action on its and its Affiliates’ parts.  This Agreement has been validly executed and delivered by Valentis.  Assuming that this Agreement has been duly authorized, executed and delivered by Genetronics, this Agreement constitutes a valid and binding obligation of Valentis and its Affiliates, enforceable against Valentis and each such Affiliate in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, moratorium, reorganization or other laws of general applicability relating to or affecting the enforcement of creditors’ rights generally and general principles of equity; and (b) laws limiting the availability of specific performance, injunctive relief or other equitable remedies.

Section 2.03           Consents and Approvals; No Violations

(a)           Valentis represents and warrants that neither the execution and delivery of this Agreement by Valentis, the performance by Valentis of its obligations hereunder nor the transfer of Acquired Assets and Assumed Liabilities:

(i)            violates the certificate of incorporation, by-laws or other organizational documents of Valentis;

(ii)           conflicts in any respect with or results in a violation or breach of, or constitutes a default under, any of the Contracts or any contract, agreement, guaranty, financing or loan document, or instrument to which Valentis is a party or by which Valentis or any Acquired Asset is bound, or results in the creation or imposition of any Lien upon any Acquired Asset;

(iii)          conflicts or violates with any existing law (including common law), statute, rule, regulation, ordinance, judgment, order or decree (each, a “Law”) applicable to Valentis or the Acquired Assets; or

(iv)          materially impairs Valentis’ ability to consummate the transactions contemplated hereby or materially delays the consummation of the transactions contemplated hereby.

(b)           Valentis represents and warrants that no filing with, and no permit, authorization, consent or approval of any Governmental Entity is necessary for the assignment by Valentis of the Acquired Assets and Assumed Liabilities to Genetronics.

Section 2.04           Title to Assets

(a)           As of the Effective Date of this Agreement, Valentis and/or its Affiliates have good and valid title to all of the Acquired Assets, in each case, free and clear of all Liens and Valentis and/or its Affiliates are the sole legal and beneficial owner of the Acquired Assets and have the right to sell them to Genetronics in accordance with this Agreement.

(b)           Valentis and/or its Affiliates have the sole and exclusive right to enforce, license or transfer, without payment to any Third Party, each item of Intellectual Property.

(c)           Valentis does not have in effect, and after the Effective Date shall not enter into, any oral or written agreement or arrangement that would be inconsistent with the terms of this Agreement.

Section 2.05           Intellectual Property Rights

(a)           The patents included in the Intellectual Property are existing and, to the best of Valentis’ knowledge, have not been found to be invalid or unenforceable by a court of competent jurisdiction, in whole or in part.

(b)           Valentis has the full right, power, and authority to assign all of the right, title, and interest in the Intellectual Property set forth in this Agreement.

(c)           None of the Intellectual Property is knowingly subject to any funding agreement with any government or government agency.

(d)           As of the Effective Date, there exists no claim and Valentis knows of no claim brought or threatened by any third party that the practice of the Intellectual Property infringes any issued patents owned or possessed by any third party.

(e)           Except as set forth herein, neither Valentis nor any of its Affiliates has granted any option, license or right to use any of the Intellectual Property to a third party, and no third party has any right, title, or interest in or to any of the Intellectual Property.

(f)            No claim, judgment, or settlement has been made against Valentis arising from the Acquired Assets as of the Effective Date of this Agreement, and to the best of Valentis’ knowledge, no such claim, judgment, or settlement is pending or threatened as of the Effective Date.

Section 2.06           Material Facts  Neither this Agreement nor any written statement or certificate furnished in connection herewith or any of the transactions contemplated hereby, contains an untrue statement of a material fact or omits to state a material fact that is necessary in order to make the statements contained herein and therein, in the light of the circumstances under which they are made, not misleading.  There are no facts that affect, or in the future might reasonably be expected to affect, adversely the Acquired Assets in any material respect that is not set forth in this Agreement.

Section 2.07           Baylor Royalties

As of the Closing Date, all royalties currently owed and payable to all licensors of Acquired Assets including but not limited to Baylor University, are current.

Section 2.08           Disclaimer

Except as expressly set forth in this Section 2, the Acquired Assets and Liabilities assigned by Valentis pursuant to this Agreement are provided “AS IS” without any warranty, express, implied or statutory and Valentis expressly disclaims any warranty of title, non-infringement, fitness for a particular purpose or merchantability with respect to any Acquired Asset assigned or delivered pursuant to this Agreement.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF GENETRONICS

Genetronics represents and warrants to Valentis as follows:

Section 3.01           Organization  Genetronics is duly organized, validly existing and in good standing under the laws of the State of Delaware.  Genetronics has all requisite corporate power and authority to own, lease and operate its properties and to conduct its business as now being conducted.

Section 3.02           Authority; Execution and Delivery; Enforceability  Genetronics has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement and the performance by Genetronics of its obligations hereunder have been authorized by all requisite corporate action on the part of Genetronics.  This Agreement has been validly executed and delivered by Genetronics.  Assuming that this Agreement has been duly authorized, executed and delivered by Valentis, this Agreement constitutes a valid and binding obligation of Genetronics, enforceable against Genetronics in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other laws of general applicability relating to or affecting the enforcement of creditors’ rights generally and general principles of equity.

Section 3.03           Consents and Approvals; No Violations

(a)           None of the execution and delivery of this Agreement by Genetronics, the performance by Genetronics of its obligations hereunder or the consummation of the Acquisition:

(i)            violates the memorandum of association or other organizational documents of Genetronics

(ii)           conflicts in any respect with or results in a violation or breach of, or constitutes a default under, any material contract, agreement or instrument to which Genetronics is a party or by which Genetronics or any of its properties or assets are bound;

(iii)          conflicts or violates with any existing Law applicable to Genetronics;  or

(iv)          materially impairs Genetronics’s ability to consummate the transactions contemplated hereby or materially delay the consummation of the transactions contemplated hereby (a “Genetronics Material Adverse Effect”).

(b)           No filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the consummation by Genetronics of the transactions contemplated by this Agreement.

Section 3.04           Brokers or Finders  Neither Genetronics nor its Affiliates have retained any agent, broker, investment banker, financial advisor or other firm or person that is or will be entitled to any brokers’ or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, and there are no claims for any of the foregoing.

Section 3.05           No Proceedings  Except as would not reasonably be expected to have a Genetronics Material Adverse Effect, there is no Proceeding pending or, to the knowledge of Genetronics, threatened against Genetronics which would reasonably be expected to affect Genetronics’s ability to consummate the transactions contemplated by this Agreement.

ARTICLE IV.

COVENANTS

Section 4.01           Property Transfer Taxes  Except as otherwise provided herein, any fees, charges, Taxes or other payments required to be made to any Governmental Entity in connection with the transfer of the Acquired Assets and the assignment and assumption of the Assumed Liabilities pursuant to the terms of this Agreement (collectively, “Transfer Taxes”) shall be paid by Valentis.  Valentis and Genetronics shall cooperate in timely making and filing all filings, Tax Returns, reports and forms as may be required with respect to any Taxes payable in connection with the transfer of the Acquired Assets.

Section 4.02           Further Assurances; Etc.

(a)           Each Party shall, from time to time after the Closing and without additional consideration, execute and deliver such further instruments and take such other commercially reasonable action as may be reasonably requested by the other Party to make effective the transactions contemplated by this Agreement.

(b)           Except as otherwise expressly set forth in this Agreement, from and after the Closing Date, neither Valentis nor any of its Affiliates shall make any use of the Acquired Assets and shall hold them on trust for Genetronics.

(c)           Except as would not reasonably be expected to have a Material Adverse Effect, Valentis shall take no action to disparage or diminish the value of the Acquired Assets.

Section 4.03           No Use of Valentis Names  Except for the tradenames included in Exhibit A as part of the Acquired Assets, Genetronics shall not use any signs or stationery, purchase order forms, packaging, labeling or other similar items or supplies, advertising and promotional materials, product, training and service literature and materials, or computer programs or like materials (collectively, the “Supplies”) that include or contain any trademark, trade names, service mark or corporate or business names of Valentis or its Affiliates (or any logo, variation or derivative thereof) (collectively, “Valentis Names”).  Nothing in this Section 4.03 shall be deemed as transferring any rights in, to or under the Valentis Names.

Section 4.04           Bulk Transfer Laws  Valentis shall indemnify Genetronics against any non compliance by Valentis and its Affiliates with the provisions of any so-called “bulk transfer law” of any jurisdiction in connection with the sale of the Acquired Assets to Genetronics.  Valentis shall indemnify Genetronics for any tax liability that results from any such non-compliance.

Section 4.05           Post-Closing Cooperation

(a)           Genetronics and Valentis shall cooperate with each other, and shall cause their officers, employees, agents, auditors, Affiliates and representatives to cooperate with each other, after the Closing Date, to ensure the orderly transition of the Acquired Assets and Assumed Liabilities from Valentis to Genetronics.

(b)           Neither Party shall be required by this Section 4.05 to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations.

ARTICLE V.

SURVIVAL AND INDEMNIFICATION

Section 5.01           Survival  All representations and warranties shall survive the consummation of the transaction contemplated hereby and continue until the third anniversary of the Closing Date.

Section 5.02           Indemnification by Genetronics  Genetronics agrees to indemnify and hold harmless Valentis, its Affiliates and their respective officers, directors, shareholders, employees, agents, successors and assigns (each, a “Valentis Indemnified Party”) against any and all claims, damages, costs, or losses, including without limitation reasonable attorneys’ fees (“Losses”) arising out of or related to (a) a breach of any representation, warranty, covenant or agreement of Genetronics in this Agreement or (b) any of the Assumed Liabilities.

Section 5.03           Indemnification by Valentis  Valentis, its Affiliates, and their respective shareholders agree to indemnify and hold harmless Genetronics, its Affiliates and their respective directors, shareholders, employees, agents, successors and assigns (each, an “Genetronics Indemnified Party”) against any and all Losses arising out of or related to (a) a breach of any representation, warranty, covenant or agreement of Valentis in this Agreement or (b) any liability with respect to the Acquired Assets that is not an Assumed Liability.

Section 5.03           Indemnification Process  In the case of any claim asserted by a third party against a party entitled to indemnification under this Agreement (the “Indemnified Party”), notice shall be given by the Indemnified Party to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and the Indemnified Party shall permit the Indemnifying Party (at the expense of such Indemnifying Party) to assume the defense of any claim or any litigation resulting therefrom; provided that (a) the counsel for the Indemnifying Party who shall conduct the defense of such claim or litigation shall be reasonably satisfactory to the Indemnified Party, (b) the Indemnified Party may participate in such defense at such Indemnified Party’s expense, and (c) the omission by any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its indemnification obligation under this Agreement except to the extent that such omission results in a failure of actual notice to the Indemnifying Party and such Indemnifying Party is materially damaged as a result of such failure to give notice.  Except with the prior written consent of the Indemnified Party, no Indemnifying Party, in the defense of any such claim or litigation, shall consent to entry of any judgment or enter into any settlement that provides for injunctive or other non-monetary relief affecting the Indemnified Party or that does not include as an unconditional term thereof the giving by each claimant or plaintiff to such Indemnified Party of a release from all liability with respect to such claim or litigation.  In the event that the Indemnified Party shall in good faith determine that the conduct of the defense of any claim subject to indemnification hereunder or any proposed settlement of any such claim by the Indemnifying Party might be expected to affect adversely the Indemnified Party’s Tax liability or the ability of Genetronics to conduct its business, or that the Indemnified Party may have available to it one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnifying Party in respect of such claim or any litigation relating thereto, the Indemnified Party shall have the right at all times to take over and assume control over the defense, settlement, negotiations or litigation relating to any such claim at the sole cost of the Indemnifying Party; provided that if the Indemnified Party does so take over and assume control, the Indemnified Party shall not settle such claim or litigation without the written consent of the Indemnifying Party, such consent not to be unreasonably withheld or delayed. In the event that the Indemnifying Party does not accept the defense of any matter as above provided, the Indemnified Party shall have the full right to defend against any such claim or demand and shall be entitled to settle or agree to pay in full such claim or demand with the written consent of the Indemnifying Party, such consent not to be unreasonably withheld or delayed.  In any event, the Indemnifying Party and the Indemnified Party shall cooperate in the defense of any claim or litigation subject to this Section 5.04 and the records of each shall be available to the other with respect to such defense.

ARTICLE VI.

LIMITATION OF LIABILITY

Section 6.01           Disclaimer of Consequential Damages.  NEITHER PARTY WILL BE LIABLE FOR ANY LOSS, INDIRECT, SPECIAL, CONSEQUENTIAL or INCIDENTAL DAMAGES OF ANY KIND (INCLUDING LOST PROFITS) REGARDLESS OF FORM OR THEORY OF LAW OR OTHERWISE EVEN IF IT HAS BEEN ADVISED OF THE POSSIBILITY.

Section 6.02           Valentis’ total cumulative liability to Genetronics shall not exceed the total amount of the Purchase Price paid to Valentis.

ARTICLE VII.

MISCELLANEOUS

Section 7.01           Notices  Except as otherwise specifically provided herein, any notice or other documents to be given under this Agreement shall be in writing and shall be deemed to have been duly given if sent by registered post, nationally recognized overnight courier or confirmed facsimile transmission to a Party (followed by hard copy by mail) or delivered in person to a Party at the address or facsimile number set out below for such Party or such other address as the Party may from time to time designate by written notice to the other:

(a)           if to Valentis, to:

Valentis, Inc.

863A Mitten Road

Burlingame, CA  94010

Attention : CEO, President

Facsimile No: (650) 652-1990

with a required copy to:

Liner Yankelevitz Sunshine & Regenstreif LLP

199 Fremont Street, 20th Floor

San Francisco, CA  94105

Attention: Gregory Alan Rutchik, Esq.

Facsimile No: (415) 489-7701

(b)           if to Genetronics, to:

GENETRONICS BIOMEDICAL CORPORATION

11494 Sorrento Valley Road

San Diego, CA 92121

Attention: CEO

Facsimile No: (858) 410-3122:

with a required copy to:

Kirkpatrick & Lockhart Nicholson Graham LLP

State Street Financial Center

One Lincoln Street

Boston, MA 02111

Attention: Eileen Smith Ewing

Fax: (617) 261-3175

Any such notice or other document shall be deemed to have been received by the addressee three (3) Business Days following the date of dispatch of the notice or other document by post or, where the notice or other document is sent by overnight courier, by hand or is given by facsimile, simultaneously with the transmission or delivery thereof.

Section 7.02           Definitions; Interpretation

(a)           For purposes of this Agreement:

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such Person. A Person shall be regarded as in control of another Person if such Person owns, or directly or indirectly controls, more than fifty percent (50%) of the voting securities (or comparable equity interests) or other ownership interests of the other Person, or if such Person directly or indirectly possesses the power to direct or cause the direction of the management or policies of the other Person, whether through the ownership of voting securities, by contract or any other means whatsoever, provided, however, that for purposes of this Agreement, the term “Affiliate” shall not include subsidiaries in which a Party or its Affiliates owns a majority of the ordinary voting power to elect a majority of the Board of Directors, but is restricted from electing such majority by contract or otherwise, until such time as such restrictions are no longer in effect.

“Business Day” shall mean any day other than (a) a Saturday or Sunday or (b) any other day on which commercial banks in New York City are authorized or required by law to close.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Governmental Entity” shall mean any federal, state, local or non-United States government, legislature, governmental agency, administrative agency or commission or other governmental authority or instrumentality or any United States or non-United States court of competent jurisdiction.

“Intellectual Property” shall mean the Patents, Trademarks and/or tradenames, license agreements and the documentation set forth on Exhibit A hereto relating to the Patents and Trademarks/Tradenames.

“Knowledge of Valentis” shall mean the actual knowledge of the executive officers of the Company after due inquiry.  The term “due inquiry” shall mean such inquiry by the applicable person as such person would normally be reasonably expected to make in the ordinary course of his or her regular and usual duties as an owner, director, officer of key employee of a corporation.

“Liabilities” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unfixed, unliquidated, unsecured, unmatured, unaccrued, unasserted, contingent, conditional, inchoate, implied, vicarious, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with generally accepted accounting principles applied on a consistent basis.

“November 2001 License Agreement” means that License Agreement executed by and between the parties on November 2001.

“Lien” shall mean any lien (statutory or otherwise), claim, charge, option, security interest, pledge, mortgage, restriction, financing statement or similar encumbrance of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any lease having substantially the same effect as any of the foregoing and any assignment or deposit arrangement in the nature of a security device).

“Material Adverse Effect” shall mean a material and adverse effect on any Acquired Asset, the Parties’ ability to consummate the Acquisition or Genetronics’s use of the Acquired Assets following the Acquisition.

“Party” shall mean Valentis or Genetronics and, when used in the plural, shall mean Valentis and Genetronics and in the case of Valentis shall include its Affiliates

“Patents” shall mean all patents and patent applications, and all additions, divisions, continuations, continuations-in-part, substitutions, reissues, extensions, registrations and renewals.

“Person” shall mean any individual, group, corporation, partnership or other organization or entity (including any Governmental Entity).

“Retained Information” shall mean those books and records prepared and maintained by Valentis and all Tax records.

“Schering AG Sublicense” means the license agreement, as further described in Exhibit C (“Schering AG”).

“Tax Return” shall mean any report, return or other information filed with any taxing authority with respect to Taxes imposed upon or attributable to the Acquired Assets.

“Taxes” shall mean any and all taxes, charges, fees, tariffs, imports, required deposits, levies or other like assessments, including, but not limited to, transfer, income, profits, net worth, asset, value added transactions, gains, gross receipts, excise, inventory, property (real, personal or intangible), custom duty, sales, use, license, withholding, payroll, employment, social security, capital stock and franchise taxes, imposed by any Governmental Entity.

“Third Party” shall mean any Person who or which is neither a Party nor an Affiliate of a Party.

“Trademarks” shall mean any trademark or tradename registered or unregistered as expressly set forth in Exhibit A.

(b)           The following terms have the meanings set forth in the Sections set forth below:

Term	Section

Acquired Assets	1.02(a)
Acquisition	1.01
Agreement	Preamble
Assumed Liabilities	1.03(a)
Genetronics	Preamble
Genetronics Indemnified Party	5.02
Genetronics Material Adverse Effect	3.03(a)
Closing	1.04(a)
Closing Date	Preamble
Excluded Assets	1.02(b)
Excluded Liabilities	1.03(b)
Indemnified Party	5.04
Indemnifying Party	5.04
Law	2.03(a)
Losses	5.02
Proceeding	2.08(a)
Purchase Price	1.01
Tax Liability	1.03(b)(ii)
Transfer Taxes	4.01
Valentis	Preamble

Term	Section

Valentis Indemnified Party	5.03
Valentis Names	4.03

(c)           In the event of an ambiguity or if a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

(d)           The definitions of the terms used in this Agreement shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  Any reference to dollars shall mean United States dollars.  In this Agreement, the words “include”,  “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, and the word “will” shall be construed to have the same meaning and effect as the word  “shall”.  Unless the context requires otherwise, in this Agreement (i) any definition of or reference to any agreement, instrument or other document in this Agreement shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or therein), (ii) any reference in this Agreement to any Person shall be construed to include the Person’s successors and assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, and (iv) all references in this Agreement to Articles, Sections, Exhibits shall be construed to refer to Articles, Sections, and Exhibits of this Agreement.

Section 7.03           Descriptive Headings  The descriptive headings herein are inserted for convenience only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 7.04           Counterparts  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other Party.

Section 7.05           Entire Agreement This Agreement, along with the Exhibits hereto and thereto contain the entire agreement and understanding between the parties hereto with respect to the Acquisition and supersede all prior agreements and understandings relating to the Acquisition.  No Party shall be liable or bound to any other Party in any manner by any representations, warranties or covenants other than as specifically set forth herein and, thereupon, only to the extent provided in Section 5.01.

Section 7.06           Fees and Expenses  Regardless of whether or not any of the transactions contemplated by this Agreement are consummated, each Party shall bear its own fees and expenses incurred in connection with the transactions contemplated by this Agreement.

Section 7.07           Governing Law  This Agreement shall be governed by and construed in accordance with the internal laws of the State of California applicable to agreements made and to be performed entirely within such state, without regard to the conflicts of law principles of such state.

Section 7.08           Assignment  Neither Party may transfer or assign this Agreement, directly or indirectly, or any of its rights hereunder without the prior written consent of the other Party, other than (a) to one or more Affiliates, (b) in a reverse triangular merger or (c) to a successor in connection with the transfer or sale of all or substantially all of its business relating to the subject matter of this Agreement.  Any attempted transfer or assignment in violation of this Section 7.08 shall be void; provided, that in the event of a permitted change in control, the original party’s (or its successor’s) obligations hereunder shall continue.  This Agreement shall be binding upon and inure to the benefit of the parties and their permitted successors and assigns.

Section 7.09           Amendments and Waivers  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto.  By an instrument in writing, Genetronics, on the one hand, or Valentis, on the other hand, may waive compliance by the other Party with any term or provision of this Agreement that such other Party was or is obligated to comply with or perform.

Section 7.10           Successors and Assigns  This Agreement shall be binding upon and inure solely to the benefit of the Parties, their successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Third Party any right, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 7.11           Severability  In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the parties shall negotiate in good faith with a view to the substitution therefor of a suitable and equitable solution in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid provision; provided, however, that the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein or therein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto and thereto shall be enforceable to the fullest extent permitted by law.

Section 7.12           Consent to Jurisdiction  Each of Genetronics and Valentis irrevocably submits to the jurisdiction of California for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby.  Each of Genetronics and Valentis agrees to commence any such action, suit or proceeding in the San Francisco, California.  Each of Genetronics and Valentis irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby and thereby in California and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 7.13           Waiver of Jury Trial  Each Party hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with this Agreement.  Each Party hereto:

(a)           certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce that foregoing waiver; and

(b)           acknowledges that it and the other Party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 7.13.

Section 7.14           Non-waiver  Any failure on the part of a Party to enforce at any time or for any period of time any of the provisions of this Agreement shall not be deemed or construed to be a waiver of such provisions or of any right of such Party thereafter to enforce each and every such provision on any succeeding occasion or breach thereof.

Section 7.15           Costs.  Each Party agrees to indemnify and keep indemnified the Other Party against any and all legal costs and/or expenses incurred by the Other Party as a result of any breach of this Agreement by the indemnifying Party.

Section 7.16           Equitable Relief.  Each Party agrees that on any breach of this Agreement by it, the Other Party shall be entitled to any appropriate injunctive and/or other equitable relief in relation to such breach.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

VALENTIS, INC. (on behalf of itself and as agent
for its Affiliates)

By:	/s/ Benjamin F. McGraw, III
Name: Benjamin F. McGraw, III
Title: President & Chief Executive Officer

GENETRONICS BIOMEDICAL CORPORATION

By:	/s/ Avtar Dhillon
Name: Avtar Dhillon
Title: President & Chief Executive Officer

EXHIBIT A

LIST OF PATENTS and TRADENAMES

Patent GeneSwitch Patents	Title	Note
5,364,791	Progesterone Receptor Having C Terminal Hormone Binding Domain Truncations

5,874,534	Mutated Steroid Hormone Receptors, Methods for Their Use and Molecular Switch for Gene Therapy

5,935,934	Mutated Steroid Hormone Receptors, Methods for Their Use and Molecular Switch for Gene Therapy

6,599,698	Mutated Steroid Hormone Receptors, Methods for Their Use and Molecular Switch for Gene Therapy

CA2,135,644 (pending)

EP93911198.5, (pending)		claims in condition for grant – amendment conforming specification has been filed
AU685054B2

AU724598B2

US 10/124,741 (pending)	+/- switch; -19 truncation; N-terminal DNA binding domain

US 10/124,739 (pending)

CA2,269,642 (pending)

EP9794348.3, (pending)

JP520723/98 (pending)

US 10/400,053 (pending)	“Improved System for Regulation of Transgene Expression”	RCE must be filed today 9/22/06 - costs must be paid by the acquiring party
CA2,423,093 (pending)

EP2001-977218.5 (pending)

US 2496464	GENESWITCH ®

CTM 514,604	GENESWITCH ® registered in the European Community

GeneSwitch.com Web site

PINC PATENTS

6,040,295	Formulated NA Compositions and Methods of Administering the Same For Gene Therapy

6,514,947	Formulated nucleic acid compositions and methods of administering the same for gene therapy

AU703419B2	Formulated NA Compositions and Methods of Administering the Same For Gene Therapy	~$400 annuities due now

AU744010B2	Formulated NA Compositions and Methods of Administering the Same For Gene Therapy	~$400 annuities due now

CA2210132 (pending)	Formulated NA Compositions and Methods of Administering the Same For Gene Therapy	~$300 annuities due now

EP95944270.8 (pending - grant procedures underway)	Formulated NA Compositions and Methods of Administering the Same For Gene Therapy	~$1600 annuities due now / any as yet unbilled efforts toward grant, even if previously instructed, must be paid by the acquiring party

JP521697/96 (pending)		Extensive rejection pending - due 9-27-06- can extend until 12/06 upon instruction

6,534,483	Protected One-Vial Formulation for Nucleic Acid Molecules, Methods of Making the Same by in-line mixing and Related Products and Methods

CA 2,340,416 (pending)

EP1104309 B1 (AU, DE, FR, GB, IE, NE)		~$25000 in validation fees due now & any as yet unbilled efforts toward grant, even if previously instructed, must be paid by the acquiring party

JP 2000-564589 (pending)		Exam requested 8-8-06 - official fees of ~$3325US and FA fees, even if previously instructed, must be paid by the acquiring party

US 10/234,406, 2003- 0109478 (pending)	Nucleic Acid Formulations for Gene Delivery and Methods of Use- claims believed to be in condition for allowance	polyanionic polymers, especially poly-L glutamine for delivery of nucleic acids including with electroporation

CA 2,401,327 (pending)

EP 01918339.1, (pending)

JP 2003-525912A (pending)

US 11/217,266, published as US 2006-0013883 (pending)	Improved Poloxamer Compositions for Nucleic Acid Delivery	poloxamer and poloxamines for delivery of nucleic acids

CA 2,401,239 (pending)

EP 01913279.4, (pending)

JP 2003-525613A (pending)

CTM 514,505	DNAVAX®registered in the European Community

CTM 1,184,787	DENDRIVAX®registered in the European Community

CTM 514,562	MULTIVAX®registered in the European Community

Cationic Lipid Patents

5,902,802	Cationic Amphiphiles	~$1200 maintenance fee due now

5,932,241	Cationic Lipid DNA Complexes for Gene Targeting

5,958,894	Amphiphilic Biguanine Derivatives

6,235,310	Methods of Delivery using Cationic Lipids and Helper Lipids

6,121,457	Compositions and Methods using Novel Substituted Imidazolium Lipids

6,245,520	Methods for Introducing Nucleic Acids into Mammalian cells using Imidazolium Lipids

6,271,209	Cationic Lipid Formulation Delivering Nucleic Acid to Peritoneal Tumors

5,792,751	Transformation of cells associated with Fluid Spaces

5,770,580	Somatic Gene Therapy to Cells Associated with Fluid Spaces

6,271,206	Sonic Nebulized Nucleic Acid/Cationic Liposome Complexes and Methods for Pulmonary Gene Delivery

DOTMA Patents

6,387,395	DOTMA
5,622,712
5,550,289
5,366,737
5,208,036
5,049,386
4,946,787
4,897,355

Gene Expression Systems

11/080,8272005-0164282	Synthetic Promoter C5-12 (Actual promoters)	pending

EXHIBIT B

CONTRACTS

License Agreements with the below entities related to

1) GeneSwitch (“GeneSwitch Technology”)

GeneSwitch Agreements

Syntex License	DOTMA patent license

Baylor College of Medicine	Agreement of May 7, 1993, amended December 13, 2002

Schering AG	Agreements of December 19, 2002 and June 2005

GSK	Agreement with SmithKline Beecham of March 26, 2001

Organon	Agreement of April 1, 2005

Lexicon	Agreement of Aug 2001

Senomyx	Agreement of Aug. 28, 2002

Wyeth	Agreement with AHP of Dec. 29, 2000

LARNAX (Medigene)	Agreement of Aug.2002

Invitrogen	Agreement of Dec 17, 1998

Genzyme	Agreement of Dec 6, 2001

and

2) PINC polymers including poly-glu (except for non-nucleic acid delivery methods) (“PINC”)

Agreement

Epimmune 2000	Non exclusive PINC/Multiepitope and synthetic Intron for HIV and HCV

Epimmune 2002	Non exclusive to expression technology for Cancer

2002 Epimmune Amendment of Epimmune 2000	Royalty rate reduction and Milestone reduction

Genencor 2002a	Non exclusive evaluation of PINC/Multiepitope for HBV and HPV

2002 Genencor Amendment of Genencor 2002a	Extends Evaluation Period

Genencor 2002b	Non exclusive to PINC/Multiepitope for HBV and HPV

EXHIBIT C

Schering AG

Genetronics, Inc. Invoice Number 72205

11494 Sorrento Valley Road Invoice Date 7/22/2005

San Diego, CA 92121-1318

(858) 597-6006 Fax (858) 597-0451

Sold to: Ship to:

Valentis, Inc Valentis, Inc

863A Mitten Road 863A Mitten Road

Burlingame, Ca 94010 Burlingame, Ca 94010

Reference: Billing Pursuant to “License and Supply Agreement” dated

November 14, 2001 for Grant of Sub-licenses to Schering (Berlex).

Amount

Sublicense I and option to Berlex of 12/12/02 (20% of $1.1M) 220,000.00 $

Sublicense II to Berlex of 9/7/04 (20% of $1M) 200,000.00

Subtotal 420,000.00 $

Credit* (100,000.00)

Freight -

Sales Tax -

TOTAL 320,000.00 $

*Credit of $100,000.00 pursuant to section 3.2.2 of LSA dated 11/14/01

Description